Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

In this report, as used herein, and unless the context suggests otherwise, the terms “GCL”, “we,” “us,” or “our,” refer to the combined business of GCL Global Limited and its subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025 filed with the Securities and Exchange Commission on July 31, 2025 (the “2025 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2025 Form 20-F under “Item 3D. Risk Factors” or in other parts of the 2025 Form 20-F.

Overview

GCL is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations on its own, we conduct all our operations through our subsidiaries in Singapore, Hong Kong, Malaysia, China, the United Kingdom, Japan, Brazil, Thailand, Taiwan and the United Arab Emirates.

We are a marketer, distributor, publisher and developer of video games and entertainment content sold in Asia, Europe, the U.S. and Latin America. We sell and distribute to retailers and consumers in Asia physical and digital copies of video games through physical retailers, such as Sony PlayStation stores in Japan, as well as online channels in Singapore, Hong Kong, Malaysia, Japan, South Korea, Taiwan, Thailand, Indonesia, the Philippines and other Asian countries. Over 46.3%, 86.8% , and 93.3%, of our total consolidated revenue for the six months ended September 30, 2025, and for the years ended March 31, 2025 and 2024, respectively, was derived from sale of either games on consoles such as Sony PlayStation, Microsoft Xbox, Nintendo Switch and PCs to retailers, or game codes via electronic delivery to retailers or end-users through email or download. We also have our own production studio and an advertising agency, providing media and content advertising services for small and medium-sized enterprises (the “SMEs”) and government agencies. In September 2022, we formed a subsidiary dedicated to our game publishing business investing in upcoming game titles as either a publisher or a co-publisher for the global market. In May 2025, we acquired Ban Leong Technologies Limited (“Ban Leong”), a leading Singapore-based distributor of IT hardware, gaming components, and smart technology, with operations across Singapore, Malaysia, and Thailand.

We derive revenues from (i) distribution and sale of console games, hardware, computer accessories and other multimedia products including data storage devices; (ii) game publishing; (iii) media advertising services; and (iv) others. The total revenue increased by $47.8 million, or 93.9% to approximately $98.7 million for six months ended September 30, 2025 from approximately $50.9 million for the same period in 2024. This increase in revenue was primarily attributable to the increase of approximately $46.7 million in revenue from the sale of console games, hardware, computer accessories, other multimedia products  and the increase of approximately $1.6 million in game publishing revenue.

Key Factors that Affect Operating Results

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Distribution arrangements and rights to sell “hit” game titles

For our game distribution business, we derive our revenue primarily from sales to retailers and consumers of console games and game codes and distributing gaming content that are compatible with major gaming consoles and PCs to resellers. Our success will continue to depend on our ability to obtain the distribution rights for “hit” game titles which can create sequels and incremental revenue opportunities through add-on content and merchandise. The success of the games we distribute also depends, in part, on unpredictable and constantly changing factors beyond our control, including consumer preferences and spending habits, competing games and entertainment experiences. Our ability to negotiate with resellers and platform partners, and to add sales channels in territories outside of the countries we currently distribute games can determine our continued success in the game distribution business.

Sales of computer accessories and consumer electronics products in Asia

Ban Leong Technologies Limited (“Ban Leong”) serves as an authorized distributor for major brands of hardware, computer accessories and other multi-media products. The acquisition of Ban Leong contributed approximately $50.0 million of revenue from sales of hardware, computer accessories and other multi-media products for the six months ended September 30, 2025. We sell IT, computer accessories and consumer electronics products through multiple channels including, e-commerce platforms, retail and chain stores, and direct sales to corporate resellers/system integrators. Failure in our inventory management systems, labor shortages, warehouse incidents, supply chain interruptions or shipping constraints could impair our ability to distribute products on a timely and cost-effective basis, reduce our sales, hurt our relationships with vendors, channels and customers, and harm our reputation. Success of our hardware and accessories business will also continue to depend, in part, on factors outside of our control including, consumer preferences and spending habits, rapid technological change and the availability of other computer hardware and accessories.

Growth in the game publishing business and game IP development

4Divinity was formed in 2022 as a Group Subsidiary dedicated to games publishing and game IP development. We derive our publishing revenue primarily from digital sales of games sold on Valve’s Steam, Microsoft’s Xbox and Sony’s PlayStation platforms. Our success in growing the game publishing business will depend on our ability to identify global game designing talents, and partner with game developers, publishers, and brand owners to create original content and entertainment properties. We also plan to develop a large and diversified library of game titles that would come from internally developed game IP. Our success in developing our own game IP will also depend on our ability to raise adequate funding required for the development projects.

Risks associated with operating and investing in multiple countries

We derive a significant portion of revenue from our operations in Asia. In November 2025, we also formed a wholly-owned subsidiary in Taiwan. We are subject to differing and changing legal requirements relating to customs, consumer protection, data privacy, employment, tax, foreign exchange and other local regulations of the multiple countries in which we operate. In addition, we are subject to risks related to their economic, political, and social conditions. As we continue to develop and expand our business in Asia as well as outside of Asia, we expect our general and administrative expenses, including professional fees and legal compliance costs, to increase over time.

Recent Development

Acquisition of Ban Leong Technologies Ltd

On April 30, 2025, Epicsoft Asia made a voluntary conditional cash offer (the “Offer”) of S$0.6029 per share (approximately US$0.4580 per share) to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (“Ban Leong”), a Singaporean company listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). The Offer became unconditional on May 27, 2025 when Epicsoft Asia received valid acceptances representing approximately 50.9% of Ban Leong’s total issued share capital, at which time the Company obtained control of Ban Leong and the business combination was deemed consummated. Ban Leong was officially delisted from the SGX-ST effective August 26, 2025. As of September 30, 2025, Ban Leong is a wholly-owned subsidiary of Epicsoft Asia. Cash consideration of the Offer was financed through a combination of an approximately $38.7 million secured term loan facility provided by The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “HSBC term loan facility”) and approximately $10.0 million cash on hand from the Company. The HSBC term loan facility is secured by all assets of GCL Global Pte Ltd, has a five-year term, bears a floating interest rate ranging between 2.5% and 7.5%, and requires quarterly repayments, with the final installment due in May 2030.

Share subscription agreement

On October 13, 2025, our subsidiary, 4Divinity SG, entered into a share subscription agreement with an accredited investor, pursuant to which the investor agreed to subscribe for 1,200,000 newly issued ordinary shares at a subscription price of $2.50 per share, for an aggregate consideration of $3,000,000. Upon completion of the subscription, the accredited investor held 1.2% equity interest in 4Divinity SG.

Debt financing

On November 19 2025, we entered into a banking facility letter with a financial institution in providing a committed term loan facility of up to $2,500,000 for general working capital purposes. The facility has a tenure of two years and bears interest at prime plus 2% per annum, subject to revision by the bank from time to time. The loan is secured by a fixed deposit of not less than SGD250,000 and is supported by corporate guarantees from GCL Global Holdings Ltd. and GCL Global Pte. Ltd. The facility is subject to customary conditions precedent and standard terms and conditions of the bank.

Establishment of GCL Taiwan Co, Ltd

On November 6, 2025, the Company incorporated GCL Taiwan Co, Ltd, a wholly owned subsidiary organized under the laws of Taiwan, to engage primarily in the distribution and sales of gaming-related products and related services.

Key Operating Metric

Our management regularly reviews the operating metric to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metric we consider, and our results for the six months ended September 30, 2025 and 2024, are set forth in the tables below:

Number of game copies sold in physical form and digital form:

	For the Six Months Ended September 30,
	2025 (Unaudited)%		2024 (Unaudited)%		Change	Change %
Physical copies sold	615,723	19.1%	476,205	20.5%	139,518	29.3%
Digital copies sold	2,604,845	80.9%	1,849,262	79.5%	755,583	40.9%
Total copies sold	3,220,568	100.0%	2,325,467	100.0%	895,101	38.5%

We experienced substantial growth in the number of digital copies sold, with approximately 2.6 million digital copies sold for the six months ended September 30, 2025, compared to approximately 1.8 million digital copies sold for the same period in 2024, representing an increase of 40.9%. During the same period, the number of physical copies sold increased by 29.3%. The increase in unit sales volumes for both digital and physical copies was primarily attributable to lower average selling prices, reflecting pricing adjustments in response to market conditions, resulting in a decrease in console games sales revenue of approximately $3.4 million for the six months ended September 30, 2025 compared to the same period in 2024.

Results of Operations

Comparison of the Six Months Ended September 30, 2025 and 2024

	For the Six Months Ended September 30,
	2025 (Unaudited)	2024 (Unaudited)	Change	Percentage Change
Revenues	$98,723,121	$50,905,705	$47,817,416	93.9%
Cost of revenues	87,883,867	43,888,313	43,995,554	100.2%
Gross profit	10,839,254	7,017,392	3,821,862	54.5%
Selling and marketing	2,600,658	1,219,251	1,381,407	113.3%
General and administrative	14,864,330	6,878,939	7,985,391	116,.1%
Loss from operations	(6,625,734)	(1,080,798)	(5,544,936)	513.0%
Other income, net	852,504	267,912	584,592	218.2%
Income tax benefit	221,072	10,444	262,463	2,016.7%
Net loss	$(5,552,158)	$(802,442)	$(4,749,716)	591.9%

Revenues

Our revenues from our revenue categories are summarized as follows:

	For the Six Months Ended September 30,
	2025 (Unaudited)%		2024 (Unaudited)%		Change USD	Change %
Console games, hardware, computer accessories and other multi-media products	$95,738,361	97.0%	$49,069,622	96.4%	$46,668,739	95.1%
Game publishing	1,951,638	2.0%	886,005	1.7%	1,065,633	120.3%
Media advertising services	554,123	0.5%	820,412	1.6%	(266,289)	(32.5)%
Others	478,999	0.5%	129,666	0.3%	349,333	269.4%
Total revenues	$98,723,121	100%	$50,905,705	100%	$47,817,416	93.9%

Our revenues are mainly derived from (i) sale of console games, hardware, computer accessories, other multimedia products, (ii) game publishing, and (iii) media advertising services. The total revenue increased by approximately $47.8 million, or 93.9%, to approximately $98.7 million for the six months ended September 30, 2025 from approximately $50.9 million for the same period in 2024. The increase was mainly attributed to the following:

Sale of Console Games, hardware, computer accessories and other multi-media products

Our revenue from the sale of console games, hardware, computer accessories and other multi-media products increased by approximately $46.7 million, or 95.1%, to approximately $95.7 million for the six months ended September 30, 2025 from approximately $49.1 million for the six months ended September 30, 2024. The increase was primarily attributable to the acquisition of Ban Leong Technologies Limited (“Ban Leong”) and its subsidiaries. Ban Leong serves as an authorized distributor for major brands of hardware, computer accessories and other multi-media products. The acquisition of Ban Leong contributed approximately $50.0 million of revenue from sales of hardware, computer accessories and other multi-media products. The increase was offset by approximately $3.4 million decrease of revenue from sales of console games due to lower selling prices for certain game titles, reflecting strategic pricing adjustments in response to market conditions.

Game Publishing

Revenue from game publishing was generated from collaboration with third party game developers and obtaining exclusive publishing right in distributing the console game codes through third parties’ storefronts, such as Sony’s PlayStation Network and Valve’s Steam. For the six months ended September 30, 2025, we published 6 new game titles and generated approximately $2 million of revenue from game publishing as compared to 5 game titles published, generating approximately $0.9 million of revenue during the six months ended September 30, 2024 in above-mentioned store fronts.

The 120.3% increase in revenue from game publishing was primarily attributable to approximately $0.6 million, representing 28.4% of game publishing revenue, generated from the new game title, JDM: Japanese Drift Master during the six months ended September 30, 2025. The remaining increase was driven by continued strong market demand for existing titles, with Atomic Heart contributing approximately $0.6 million, or 29.6%, and Black Myth: Wukong contributing approximately $0.4 million, or 20.9%, of the total increase of game publishing revenue.

Media advertising Service

Revenue from media advertising services consisted of video marketing campaign service and social media advertising service. Our revenue from advertising services decreased approximately $0.3 million, or 32.5%, to approximately $0.6 million for the six months ended September 30, 2025 from approximately $0.8 million for the same period of 2024. The decrease was driven partially by a decrease in revenue from social media advertising service for approximately $0.2 million due to reduced earnings from our YouTube channel, which is highly dependent on the number of video views. It was also caused by a decreased revenue from video marketing campaign services of approximately $0.1 million due to fewer service contracts entered when compared to the same period in 2024.

Other revenue

Other revenue comprised of sales of fashion jewelry through our online e-commerce platform. For the six months ended September 30, 2025 and 2024, this revenue amounted to approximately $0.5 million and $0.1 million, respectively. We anticipate that this source of revenue will continue to remain insignificant to our overall operations.

Cost of Revenues

Our cost of revenues from our revenue categories are summarized as follows:

	For the Six Months Ended September 30,
	2025 (Unaudited)%		2024 (Unaudited)%		Change USD	Change %
Console games, hardware, computer accessories and other multi-media products	$86,103,193	98.0%	$42,644,147	97.1%	$43,459,046	101.9%
Game publishing	1,256,547	1.4%	684,378	1.6%	572,169	83.6%
Advertising services	418,712	0.5%	535,732	1.2%	(117,020)	(21.8)%
Others	105,415	0.1%	24,056	0.1%	81,359	338.2%
Total Cost of revenues	$87,883,867	100%	$43,888,313	100%	$43,995,554	100.2%

Cost of revenue increased by approximately $44.0 million, or 100.2%, to approximately $87.9 million for the six months ended September 30, 2025 from approximately $43.9 million for the same period in 2024. The increase in cost of revenues was attributed to the following:

Cost of revenue from console games, hardware, computer accessories and other multi-media products increased by approximately $43.5 million, or 101.9%, to approximately $86.1 million for the six months ended September 30, 2025 from approximately $42.6 million for the same period in 2024. The increase was in line with increase in revenue from console games, hardware, computer accessories and other multi-media products .

Cost of revenue from game publishing increased by approximately $0.6 million, or 83.6%, to approximately $1.3 million for the six months ended September 30, 2025 from approximately $0.7 million for the same period in 2024. The increased cost of game publishing was in line with the increase of revenue from game publishing. However, revenue growth outpaced cost growth due to higher-margin titles, contributing to improved profitability.

Cost of revenue from media advertising services decreased approximately $0.1 million or 21.8%, to approximately $0.4 million for the six months ended September 30, 2025 from approximately $0.5 million for the same period in 2024. The decrease was attributable to decrease in the cost of revenue from social media advertising service by approximately $153,000 as we incurred less video production costs related to creating video content published on our YouTube Channel, offset by increase in the cost of revenue from video marketing campaign production by approximately $36,000 as we incurred higher labor cost.

Gross Profit

Our gross profit from our major revenue categories is summarized as follows:

	For the Six Months Ended September 30,
	2025 (Unaudited)	2024 (Unaudited)	Change (USD)	Change (%)
Console games, hardware, computer accessories and other multi-media products
Gross profit margin	$9,635,168	$6,425,475	$3,209,693	50.0%
Gross profit percentage	10.1%	13.1%	(3.0)%
Game Publishing
Gross profit margin	$695,091	$201,627	$493,464	244.7%
Gross profit percentage	35.6%	22.8%	12.9%
Advertising Service
Gross profit margin	$135,411	$284,680	$(149,269)	(52.4)%
Gross profit percentage	24.4%	34.7%	(10.3)%
Others
Gross profit margin	$373,584	$105,610	$267,974	253.7%
Gross profit percentage	78.0%	81.4%	(3.5)%
Total
Gross profit	$10,839,254	$7,017,392	$3,821,862	54.5%
Gross profit margin	11.0%	13.8%	(2.8)%

Gross profit increased by approximately $3.8 million, or 54.5%, to approximately $10.8 million for the six months ended September 30, 2025, from approximately $7.0 million for the same period in 2024. The increase was primarily attributable to higher gross profit from the sales of console games, hardware, computer accessories and other multi-media products on the one hand, and game publishing on the other, which increased by approximately $3.2 million and $0.5 million, respectively. These increases were mainly driven by the acquisition of Ban Leong, which contributed to the expansion of console games, hardware, computer accessories and other multi-media product sales, as well as the corresponding growth in revenue from game publishing.

For the six months ended September 30, 2025, our overall gross margin decreased by 2.8 % to 11.0%, from 13.8% for the six months ended September 30, 2024. The decrease was primarily attributable to the acquisition of Ban Leong, whose hardware, computer accessories and other multi-media products business carries a lower gross margin of approximately 9.8%, compared to the console games gross margin of approximately 10.4%. The increased sales mix from Ban Leong’s lower-margin products reduced the overall gross margin for console games, hardware, computer accessories and other multi-media products. This decrease was partially offset by a 12.9 % increase in gross margin from game publishing, primarily due to improved revenue mix and higher-margin titles.

Operating Expenses

Total operating expenses increased by approximately $9.4 million, or 115.7%, to approximately $17.5 million for the six months ended September 30, 2025 from approximately $8.1 million for the six months ended September 30, 2024. The increase was mainly attributed to the following:

Selling expenses increased by approximately $1.4 million, or 113.3%, primarily due to (i) approximately $0.9 million in increased marketing and advertising expenses, and (ii) an additional approximately $0.5 million in selling expenses, including advertising and sales commissions, incurred by Ban Leong and its subsidiaries following the acquisition of Ban Leong.

General and administrative expenses increased by approximately $8.0 million, or 116.1%, primarily due to (i) an approximately $1.5 million increase in salary expenses, software development costs, and other office-related expenses resulting from the Company’s ongoing business expansion; (ii) an approximately $2.4 million increase in professional fees, primarily due to costs incurred in connection with the completion of the acquisition of Ban Leong and other professional services related to the Company’s operations; (iii) an approximately $0.6 million increase in bad debt expense, primarily due to higher credit loss provisions; and (iv) an additional approximately $3.5 million in general and administrative expenses incurred by Ban Leong and its subsidiaries.

Other income, net

For the six months ended September 30, 2025 and 2024, other income, net amounted to approximately $0.9 million and $0.3 million, respectively, representing an increase of approximately $0.6 million, or 234.2%. The increase was primarily attributable to the recognition of approximately $0.9 million in net gains from changes in the fair value of contingent consideration related to acquisitions, investments in convertible notes, and derivative assets and liabilities. This increase was partially offset by an approximately $0.8 million increase in interest expense resulting from higher debt financing during the current period, approximately $0.4 million of finance costs related to debt discounts and debt issuance costs associated with the issuance of convertible notes, and an additional approximately $0.5 million in other income, net incurred by Ban Leong and its subsidiaries.

Income taxes benefit

Our income tax benefit increased by approximately $0.3 million, or 2,513.1%, to approximately $0.3 million for the six months ended September 30, 2025, compared to approximately $10,000 for the same period in 2024. The increase was primarily attributable to (i) an approximately $0.3 million decrease in current income tax expense resulting from lower taxable income in the current period; (ii) an approximately $0.2 million increase in deferred income tax benefit, primarily due to the recognition of deferred tax assets and changes in temporary differences associated with the Company’s operating losses and timing differences; partially offset by (iii) an additional approximately $0.2 million of current income tax expense incurred by Ban Leong and its subsidiaries.

Net loss

We incurred a net loss of approximately $5.6 million and $0.8 million for the six months ended September 30, 2025 and 2024, respectively, representing an increase of approximately $4.7 million, or 591.9%. Such change was primarily a direct outcome of the reasons discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses, and capital expenditure obligations.

We incurred loss from operation of approximately $6.6 million and had cash outflow from our operating activities of approximately $4.9 million for the six months ended September 30, 2025. Our retained earnings and working capital were approximately $12.4 million and $23.6 million, respectively, as of September 30, 2025. To support our business operation for the next twelve months, we had cash and cash equivalents, and restricted cash amounted to approximately $19.8 million as of September 30, 2025, and accounts receivable, net amounted to approximately 29.7 million which is short-term in nature that we expect to collect within our normal business cycle. Meanwhile, we also utilized debt financing in the form of short-term convertible note, or long-term borrowings from banking facilities and accredited investors to finance the working capital requirements of the Company. As of September 30, 2025, we have utilized short-term and long-term borrowings from banking facilities amounting to approximately $17.1 million and $35.5 million, respectively.

From May 2025 to August 2025, we entered into Securities Purchase Agreements with an investor for the issuance of senior unsecured convertible notes in the aggregate principal amount of approximately $5.4 million, issued at an original issue discount for net proceeds of approximately $4.9 million . The agreement also provides the investor with the right to purchase up to an additional $40.1 million  in convertible notes (for net proceeds of approximately $36.1 million) in specified increments, which may provide us additional liquidity.

On October 13, 2025, our subsidiary, 4Divinity SG, entered into a share subscription agreement with an accredited investor, pursuant to which the investor agreed to subscribe for 1,200,000 newly issued ordinary shares at a subscription price of $2.50 per share, for an aggregate consideration of $3,000,000. Upon completion of the subscription, the accredited investor held 1.2% equity interest in 4Divinity SG.

On November 19 2025, we entered into a banking facility letter with a financial institution in providing a committed term loan facility of up to $2,500,000 for general working capital purposes.

Our future operations are highly dependent on a combination of factors, including but not necessarily limited to changes in the demand for our products or services, local government policy, economic conditions, and competition in the gaming industries. However, based on the above considerations, our management is of the opinion that it has sufficient funds to meet our working capital requirements and current liabilities as they become due one year from the date of issuance of these financial statements are issued.

The following summarizes the key components of our cash flows for the six months ended September 30, 2025 and 2024.

	For the Six Months Ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(4,832,162)	$(2,189,180)
Net cash used in investing activities	(17,533,666)	(76,681)
Net cash provided by financing activities	21,466,288	8,528,017
Effect of exchange rate changes	(695,184)	(291,173)
Net change in cash, cash equivalents, and restricted cash	$(1,594,724)	$5,970,983

Operating activities

Net cash used in operating activities was approximately $4.8 million for the six months ended September 30, 2025. The net cash outflow was primarily attributable to (i) a net loss of approximately $5.6 million; (ii) approximately $1.7 million of non-cash items related to changes in the fair value of contingent consideration for acquisitions, derivative assets and liabilities, and deferred taxes benefits; (iii) an approximately $4.8 million increase in inventories and indefinite-lived intangible assets, reflecting higher inventory levels maintained to meet customer demand; (iv) an approximately $3.5 million increase in prepayments to third-party and related-party vendors due to higher advance payments made to secure purchases; (v) an approximately $5.1 million decrease in accounts payable and accounts payable to related parties as the Company made timely payments to vendors; (vi) approximately $0.8 million of operating lease payments; and (vii) an approximately $0.4 million decrease in taxes payable due to timely tax payments. These cash outflows were partially offset by (a) approximately $2.4 million of non-cash items, including depreciation and amortization, provisions for credit losses and doubtful accounts, loss from disposal of a finance lease, changes in the fair value of investments in convertible notes, and stock-based compensation; (b) an approximately $11.6 million decrease in accounts receivable due to collections from customers; (c) an approximately $1.1 million increase in contract liabilities resulting from higher customer deposits received for future purchases, and (d) an approximately $1.4 million increase in other payables and accrued liabilities resulting from additional accrued expenses.

Net cash used in operating activities was approximately $2.2 million for the six months ended September 30, 2024. The net cash used in operating activities was primarily attributable to (i) approximately $0.8 million net loss, (ii) approximately $5.0 million increase in indefinite-lived intangible assets, (iii) approximately $3.6 million increase in prepayment, (iv) approximately $1.6 million increase in inventories as we maintain higher inventory level to meet with the demand, and (v) approximately $1.0 million decrease in other payable and accrued liabilities, offset by (i) approximately $5.9 million decrease in accounts receivable as we collected more fund from sales, (ii) approximately $3.0 million increase in accounts payable as we increase our purchase on account to meet with the demand of our product, (iii) approximately $1.6 million increase in contract liabilities as we received more deposit from our customers for their future purchases.

Investing activities

Net cash used in investing activities was approximately $17.5 million for the six months ended September 30, 2025 and was attributable to $14.3 million cash consideration paid in acquisition of Ban Leong and its subsidiaries, approximately $0.4 million in cash used in purchase of equipment, approximately $0.4 million loan to third party and approximately $2.5 million cash payment in connection with investment in Nekcom Inc.

Net cash used in investing activities was approximately $77,000 for the six months ended September 30, 2024 and was attributable to approximately $77,000 in cash used in purchase of equipment.

Financing activities

Net cash provided by financing activities was approximately $21.5 million for the six months ended September 30, 2025 and was primarily attributable to (i) approximately $51.4 million proceed received from bank loans; (ii) approximately $4.9 million proceeds from convertible notes, and (iii) approximately $2.5 million proceed received from share subscription; offset by (a) approximately $11.2 million bank loans repayments; (b) approximately $0.5 million repayments of related parties loan, (c) approximately $28,000 of principal payments for finance lease, (d) approximately $24.8 million cash payment in connection of acquiring additional controlling interest in Ban Leong and its subsidiaries, and (e) approximately $0.8 million payment of debt issuance cost in connection with bank loan and convertible notes.

Net cash provided by financing activities was approximately $8.6 million for the six months ended September 30, 2024 and was primarily attributable to (i) approximately $13.8 million proceed received from bank loans, and (ii) approximately $4.0 million advances related to convertible notes; offset by (a) approximately $8.5 million bank loans repayments and (b) approximately $0.7 million in payments for deferred merger costs.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.